UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2019

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

82-0669961

(I.R.S. Employer Identification Number)

5910 Pacific Center Blvd, Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352-0622

(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (this Semiannual Report) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2018, contained in the Company’s Annual Report on Form 1-K, filed with the Securities and Exchange Commission (the SEC) on April 23, 2019.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Emerald Health Pharmaceuticals Inc. (the Company, EHP, we, our, and us) was formed on March 2, 2017 under the laws of the State of Delaware, and is headquartered in San Diego, California. The Company was formed to acquire, develop and commercialize drug candidates based on patented synthetic new chemical entities (NCEs) derived from non-psychotropic cannabinoid molecules. We are a biotechnology company focused on developing product candidates to treat diseases with unmet medical needs primarily in inflammatory, autoimmune, metabolic, neurodegenerative and fibrotic diseases. We are currently developing two initial product candidates that together target four initial indications, multiple sclerosis (MS), scleroderma/systemic sclerosis (SSc), Parkinson’s disease (PD) and Huntington’s disease (HD).

As of June 30, 2019, our majority stockholder, Emerald Health Sciences Inc. (EHS), owned 74% of the shares of our outstanding common stock, par value $0.0001 per share. Accordingly, EHS has significant influence over us and any action requiring the approval of the holders of our common stock, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common stock and approval of significant corporate transactions.

Our platform technology consists of a library of twenty-five novel derivatives of cannabidiol (CBD) and cannabigerol (CBG), two of the main molecules found in the cannabis plant. These molecules are new chemical entities (NCEs) which, as of September 2019, are currently covered by 15 issued patents. In addition, we currently have 18 pending patent applications.

Based on our preclinical and clinical studies to date, we believe our technology has potential disease-modifying capabilities for several diseases with unmet medical need. Our current product pipeline includes two initial product candidates from our library of NCEs, EHP-101 and EHP-102. EHP-101, our lead candidate, is an oral formulation of a novel synthetic CBD derivative being developed initially for MS and SSc. EHP-102 is a formulation of a novel synthetic CBG derivative, being developed initially for PD and HD, currently in preclinical development. Other disease applications are also being investigated, with these two current product candidates, as well as with different formulations of these NCEs and other molecules within our NCE portfolio.

We have completed preclinical proof of concept (POC) work for EHP-101 and EHP-102 and clinical-enabling studies for EHP-101. In September 2018, we advanced EHP-101 to a Phase I study in Australia to establish safety and pharmacokinetics (PK) in human healthy volunteers that we believe could support worldwide Phase II clinical studies in both MS and SSc. The Phase I study was concluded in August 2019 and our current plans are to advance EHP-101 into two separate Phase II studies in both MS and SSc patients.

For EHP-102, we are in the manufacturing and formulation development stage, and once successfully completed, expect to begin clinical-enabling studies, followed by a Phase I clinical study. If such studies are successful, our plan is to advance EHP-102 into worldwide Phase II efficacy studies in both PD and HD patients.

We believe treatments for the four initial indications we are pursuing represent markets with underserved patient populations. We have been granted Orphan Drug Designation (ODD) for EHP-101 for SSc from the United States Food and Drug Administration (FDA) and the European Medicines Agency (EMA) in Europe. We have also been granted ODD from the FDA for EHP-102 for HD and have submitted an ODD application for HD to the EMA.

We believe our cannabinoid-derived technology platform represents an advancement to existing therapies because our NCEs are chemically modified from synthetically manufactured CBD and CBG to act on targets which have been shown to specifically treat these diseases, which CBD and CBG alone do not affect.

While the starting material for the active pharmaceutical ingredient (API) in our product candidates are CBD and CBG, which may be classified by the United States Drug Enforcement Administration (DEA) as controlled substances in the United States depending on their origin and purity, in March 2019 we received a decision from the DEA that the API (VCE-004.8) in our lead product candidate (EHP-101) is not a controlled substance, based partly on the fact that our molecule is an NCE which has been chemically derived from synthetic CBD and contains no remaining CBD or other controlled substances. We have also received the same decision from the United Kingdom Home Office and Health Canada. VCE-004.8 not being a controlled substance eliminates costs and complexities associated with developing controlled substances, by facilitating the manufacturing and import to the U.S. and simplifying the conduct of nonclinical studies and the selection of U.S. clinical sites to perform the clinical studies being planned in MS and SSc patients. Once we advance our second product candidate (EHP-102) further in development, we will request a similar decision from the DEA and other jurisdictions for this product candidate.

Results of Operations for the Six Months Ended June 30, 2019 and June 30, 2018

Revenues

Emerald Health Pharmaceuticals Inc. (the Company, EHP, we, or our) is a pre-revenue development stage biotechnology company focused on the development of product candidates to treat diseases with unmet medical needs. We have no products approved for commercial sale and have not generated any revenues from product sales since our inception in March 2017.

Research and Development Expenses

Research and development expenses consist primarily of expenses associated with preclinical development and clinical trials, payments to third-party contract research organizations, or CROs, contract manufacturing organizations, or CMOs, contractor laboratories and independent contractors, and personnel-related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation.

Our research and development expenses were $5.1 million for the six months ended June 30, 2019, compared to $2.4 million for the six months ended June 30, 2018. This increase was primarily related to an increase in clinical expense of approximately $1.0 million (net of accrued incentive rebate of $0.8 million) related to ongoing Phase I clinical studies, and an increase in preclinical development and manufacturing expenses of approximately $0.7 million compared to the prior period. In addition, personnel-related expenses for the six months ended June 30, 2019 compared to the six months ended June 30, 2018 increased by approximately $1.2 million related to an increase in headcount and increased stock-based compensation compared to the prior period.

We expect research and development expenses to continue to increase in 2019 as compared to 2018 as we continue our clinical trials. These expenditures are subject to numerous uncertainties regarding timing and cost to completion. Completion of our preclinical development and clinical trials may take several years or more and the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of legal and patent fees, professional service fees, facility and office expenses, and personnel-related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation.

Our general and administrative expenses were $2.1 million for the six months ended June 30, 2019, compared to $0.8 million for six months ended June 30, 2018. This increase was primarily related to an increase in personnel-related expenses, including stock-based compensation expense, of approximately $1.1 million compared to the prior period.

Other (Income)/Expense

Other (income)/expense consists of related party interest expense, related party interest income, and foreign currency (gains) and losses.

Since inception, we have received advances from EHS to fund our operations, under a revolving loan agreement (Related Party Loan). During the six months ended June 30, 2019, we recognized $2.0 million in interest expense on our Related Party Loan, compared to $0.3 million in interest expense for the six months ended June 30, 2018. The increase is due to the additional borrowings during the current period, in addition to a non-cash charge of $1.4 million during the current period for accretion of a beneficial conversion feature on the Related Party Loan during the six months ended June 30, 2019.

During the six months ended June 30, 2019 we recognized a foreign currency loss of $21,839 compared to a foreign currency loss of $58,909 for the six months ended June 30, 2018. Foreign currency losses are due primarily to the timing of fluctuations in the exchange rates between the U.S. Dollar and other foreign currencies, related to contracts and other transactions which are denominated in currencies other than the U.S. Dollar.

Net Loss

Our net loss was $9.2 million for the six months ended June 30, 2019, compared to $3.5 million for the six months ended June 30, 2018.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. Our operations have been funded with capital raised from an ongoing Tier 2 offering (the Offering) pursuant to Regulation A (Regulation A) under the Securities Act of 1933, as amended (the Securities Act), along with the proceeds from a Related Party Loan with our majority stockholder, EHS. We have the ability to continue borrowing under the Related Party Loan but there is no guarantee of continued funding under the loan agreement. The Related Party Loan may be repaid by us or, at the option of EHS, converted by EHS into shares of the Company at $2.00 per share. Amounts advanced under the Related Party Loan and accrued interest are due upon demand.

The Offering was qualified by the SEC in March 2018. We initially offered a maximum of 10,000,000 shares of common stock on a “best efforts” basis, at a price of $5.00 per share. In July 2019, we began offering shares of common stock at a price of $6.00 per share. As of September 26, 2019, we have sold a total of 3,039,109 shares of common stock pursuant to the Offering for gross proceeds of $15.8 million. In addition, we have also sold 65,700 shares of common stock for gross proceeds of $328,500 in an exempt offshore offering under Regulation S under the Securities Act.

Credit Facilities

In September 2017, the Company and EHS entered a Related Party Loan, which was amended in January 2018. Borrowings under the Related Party Loan may be drawn down from time to time, and the loan bears interest at 12% per annum calculated semi-annually and computed on the basis of 360 calendar days. The Related Party Loan may be repaid by us in cash, or at the option of EHS, converted by EHS into shares of the Company at $2.00 per share or at a price to be equally agreed to between EHS and the Company. The Related Party Loan is payable upon demand and has no expiration date.

In April 2019, we received written notice of demand (Notice) from EHS for payment of all accrued interest on the Related Party Loan as of March 31, 2019, which resulted in a cash payment of $1,044,901 to EHS. Also in April 2019, we received a second Notice from EHS that called for the following, upon qualification by the SEC of our Form 1-A Post-Qualification Offering Circular Amendment on Form 1-A (the Form 1-A Post-Qualification Offering Circular Amendment): (1) repayment of $2,000,000 of the unpaid principal balance under the loan, and (2) the conversion of an additional $2,500,000 of the unpaid principal balance under the loan at a conversion price of $2.00 per share. Our Form 1-A Post-Qualification Offering Circular Amendment was qualified by the SEC on June 7, 2019 and the repayment of the $2,000,000 of unpaid principal was transacted as a cashless discharge and offset between the Related Party Loan and the Related Party Note Receivable (as defined below). Concurrently, 1,250,000 shares of EHP common stock were issued to EHS at a conversion price of $2.00 per share, further reducing the principal balance of the Related Party Loan by $2,500,000.

As of June 30, 2019, we have an outstanding balance of $6.8 million under the loan plus accrued interest of approximately $0.3 million. We have the ability to continue borrowing under this loan agreement; however, there is no guarantee of continued funding.

Related Party Note Receivable

In May 2019, our Board of Directors authorized a funding arrangement with EHS (Related Party Note Receivable) whereby we may advance funds to EHS in the form of short term notes, up to an aggregate principal amount of $6,000,000 under a Promissory Note between EHS and EHP (the Promissory Note). Advances under the Promissory Note are due for repayment with accrued and unpaid interest on or before the date that is three months from the date of the advance. Advances bear interest at 12% per annum calculated semi-annually and computed on the basis of 360 calendar days.

During the six months ended June 30, 2019, a total of $5,000,000 was advanced under our Related Party Note Receivable with EHS, offset by a $2,000,000 cashless discharge of unpaid principal on the Related Party Loan with EHS. As of June 30, 2019, the balance of the Related Party Note Receivable and accrued interest receivable is $3,000,000 and $40,933, respectively. On August 21, 2019, EHP and EHS extended repayment date under the Related Party Note Receivable to September 20, 2019, which was further extended on September 20, 2019 and is now due on November 30, 2019.

Our future expenditures and capital requirements will depend on numerous factors, including the success of our Offering and the progress of our research and development efforts.

Our business does not presently generate any cash. We believe that if we raise $50,000,000.00 (the Maximum Amount) in our Offering, we will have sufficient capital to finance our operations for at least the next 24 months, however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A offerings, and there can be no assurance we will raise the Maximum Amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. During the period from March 2, 2017 (inception) through June 30, 2019, we have incurred cumulative net losses of $20.5 million. Currently, we intend to finance our operations through equity and debt financings.

We do not generate any cash on our own. We have funded operations with capital raised from an ongoing Tier 2 offering pursuant to Regulation A under the Securities Act, along with the proceeds from our Related Party Loan; however, there is no guarantee of continued funding under this agreement. Amounts advanced under the Related Party Loan and accrued interest are due upon demand.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We may be required to make future payments to Emerald Health Biotechnology España S.L.U. (EHBE), formerly VivaCell Biotechnology España S.L. (VivaCell) based on the achievement of milestones set forth in the intellectual property transfer agreement. These milestone payments are based on the achievement of development or regulatory milestones, including commencement of various phases of clinical trials, filing of product license applications and approval of product licenses from the United States Food and Drug Administration (FDA) or a foreign regulatory agency. The aggregate amount of additional milestone payments that we could be required to pay under our agreement with EHBE is 2.7 million Euros, or approximately $3.1 million per product, based upon the exchange rate at June 30, 2019. These amounts assume that all remaining milestones associated with the milestone payments are met. In the event that product license approval for any of the related products is obtained, we are required to make royalty payments of 2.5% of net revenues from commercial sales of the related products. Because the milestones are contingent, we are not in a position to reasonably estimate how much, if any, of the potential milestone payments will ultimately be paid, or when. Additionally, many of the milestone events are related to progress in clinical trials which will take several years to achieve.

Effective May 1, 2018, we entered into a two-year non-cancelable building lease for our corporate headquarters in San Diego, California. Under the lease, we currently pay a base rent of $8,349 per month. As of June 30, 2019, our future remaining obligations under this operating lease are $50,094 in 2019 and $33,396 in 2020.

Effective August 15, 2019, we entered into an amendment to our existing building lease. The amendment expands the leased premises and extends the term of the original lease through August 31, 2022. Under the lease, we will pay a combined base rent of $14,768 per month through July 31, 2019, after which time the base rent will increase to $20,054 per month.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the startup phase and have only recently commenced our research and product development, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our operating loss, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not be indicative of future operating results or financial condition.

Item 2. Other Information

We have entered into employment agreements with certain of our executive officers including James DeMesa, Lisa Sanford, Alain Rolland and Joachim P.H. Schupp (each, an Executive).

The agreement for each Executive provides that the initial term of the employment agreement is for a period of three (3) years (the Initial Term) and, commencing at the end of the Initial Term, will be extended automatically for successive one (1) year periods unless terminated earlier by either the Company or the Executive upon written notice at least ninety (90) days prior to the end of that period. The Company may terminate the Executive’s employment, for cause, as defined in the agreement, at any time, without any advance notice. Further, subject to the terms of the agreement, the Executive may terminate employment with us, at any time for any reason or no reason at all, upon six (6) weeks’ advance written notice. Subject to the notice provisions described in the agreement, the Executive may terminate employment with us for good cause as defined in the agreement.

Subject to the agreement provisions, in situations where the Company terminates the Executive’s employment without cause, or the term of the Agreement ends without the Company offering to extend the Agreement on the same terms, or the Executive resigns for good cause, then the Executive will be, under certain conditions, entitled to severance compensation from the Company equal to six (6) months of Executive’s then current base salary, annual bonus and medical and dental COBRA premiums, and will vest in certain stock options and other equity-based incentive awards granted by the Company that were outstanding but not vested as of the date of termination.

Item 3. Financial Statements

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2019	December 31, 2018

Assets
Current assets:
Cash and cash equivalents	$2,151,215	$137,706
Deferred stock issuance costs	-	306,560
Incentive and other tax receivables	1,227,370	416,106
Other current assets	553,292	292,211
Total current assets	3,931,877	1,152,583
Property plant and equipment, net	66,730	81,003
Total assets	$3,998,607	$1,233,586

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,248,364	$707,815
Accrued expenses	1,481,915	990,273
Accrued interest payable	311,044	700,647
Related party loan	6,750,701	9,576,321
Total current liabilities	9,792,024	11,975,056

Commitments and contingencies (Note 6)

Stockholders’ deficit:
Common stock, $0.0001 par value; 100,000,000 shares authorized, 13,855,536 shares issued and 13,780,536 shares outstanding at June 30, 2019; 100,000,000 shares authorized, 10,000,000 shares issued and 9,925,000 shares outstanding at December 31, 2018	1,386	1,000
Additional paid-in-capital	17,756,232	574,522
Note receivable from stockholder	(3,000,000)	-
Accumulated other comprehensive loss	(25,853)	(1,808)
Accumulated deficit	(20,525,174)	(11,315,176)
Treasury stock, at cost (common stock: 75,000 at June 30, 2019 and December 31, 2018)	(8)	(8)

Total stockholders’ deficit	(5,793,417)	(10,741,470)
Total liabilities and stockholders’ deficit	$3,998,607	$1,233,586

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Revenue	$-	$-

Operating expenses:
Research and development	5,110,329	2,374,741
General and administrative	2,102,625	767,524
Total operating expenses	7,212,954	3,142,265

Operating loss	(7,212,954)	(3,142,265)

Other (income)/expenses:
Related party interest income	(40,933)	-
Related party interest expense	2,016,138	277,893
Foreign exchange loss	21,839	58,909

Net loss	(9,209,998)	(3,479,067)
Other comprehensive income (loss):
Foreign currency translation adjustments	(24,045)	2,592

Comprehensive loss	$(9,234,043)	$(3,476,475)

Net loss per share, basic and diluted	$(0.80)	$(0.35)

Weighted-average common shares outstanding, basic and diluted	11,575,869	10,000,000

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2019

(Unaudited)

	Common Stock Outstanding		Additional Paid in	Note Receivable from	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Stockholders’
	Shares	Amount	Capital	Stockholder	Loss	Deficit	Shares	Amount	Deficit

Balance at December 31, 2018	9,925,000	$1,000	$574,522	$-	$(1,808)	$(11,315,176)	75,000	$(8)	$(10,741,470)
Issuance of common stock under Regulation A offering, net of issuance costs	2,539,836	254	11,991,935						11,992,189
Issuance of common stock under Regulation S offering, net of issuance costs	65,700	7	272,771						272,778
Issuance of common stock upon conversion of related party loan	1,250,000	125	2,499,875						2,500,000
Recognition of beneficial conversion feature on related party loan			1,360,840						1,360,840
Funds advanced under note receivable from stockholder				(5,000,000)					(5,000,000)
Discharge between related party loan and note receivable from stockholder				2,000,000					2,000,000
Stock-based compensation expense			1,056,289						1,056,289
Net loss and comprehensive loss					(24,045)	(9,209,998)			(9,234,043)
Balance at June 30, 2019	13,780,536	$1,386	$17,756,232	$(3,000,000)	$(25,853)	$(20,525,174)	75,000	$(8)	$(5,793,417)

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2018

(Unaudited)

	Common Stock Outstanding		Additional Paid in	Note Receivable from	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Stockholders’
	Shares	Amount	Capital	Stockholder	Loss	Deficit	Shares	Amount	Deficit
Balance at December 31, 2017	10,000,000	$1,000	$-	$-	$(645)	$(2,916,083)	-	$-	$(2,915,728)
Stock-based compensation expense			30,968						30,968
Net loss and comprehensive loss					2,592	(3,479,067)			(3,476,475)
Balance at June 30, 2018	10,000,000	$1,000	$30,968	$-	$1,947	$(6,395,150)	-	$-	$(6,361,235)

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Operating activities
Net loss	$(9,209,998)	$(3,479,067)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	14,273	3,072
Stock-based compensation	1,056,289	30,968
Accretion of beneficial conversion feature on related party loan	1,360,840	-
Changes in operating assets and liabilities:
Incentive and other tax receivables	(811,264)	-
Other current assets	(261,081)	(201,416)
Accounts payable	514,840	48,390
Accrued expenses	491,642	-
Accrued interest payable	(389,603)	-
Net cash used in operating activities	(7,234,062)	(3,598,053)

Investing activities
Purchases of property and equipment	-	(94,129)
Net cash used in investing activities	-	(94,129)

Financing activities
Issuance of common stock	13,027,680	-
Funds received under related party loan	1,674,380	4,050,105
Funds advanced under note receivable from stockholder	(5,000,000)	-
Stock issuance costs	(430,444)	(46,869)
Net cash provided by financing activities	9,271,616	4,003,236
Effect of exchange rate changes on cash	(24,045)	2,592

Net increase in cash and cash equivalents	2,013,509	313,646
Cash and cash equivalents at beginning of period	137,706	52,789
Cash and cash equivalents at end of period	$2,151,215	$366,435

Supplemental disclosure of cash flow information:
Interest paid to related party	$1,044,901

Non-cash investing and financing activities:
Conversion of related party loan to common stock	$2,500,000
Discharge between related party loan and note receivable from stockholder	$2,000,000
Deferred stock issuance costs in accounts payable and accrued expenses	$58,977	$153,720

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business and Going Concern

Emerald Health Pharmaceuticals Inc. (EHP, or the Company) was incorporated in the state of Delaware in March 2017. The Company was formed to acquire, discover, develop and commercialize drug candidates based on patented synthetic new chemical entities (NCEs) derived from non-psychotropic cannabinoid molecules. EHP is a biotechnology company focused on developing product candidates to treat diseases with unmet medical needs primarily in inflammatory, autoimmune, metabolic, neurodegenerative and fibrotic diseases. The Company is currently developing two initial product candidates that together target four initial diseases, multiple sclerosis (MS), scleroderma/systemic sclerosis (SSc), Parkinson’s disease (PD) and Huntington’s disease (HD).

The Company’s drug candidates are patented synthetic NCEs derived from two of the molecules found in the cannabis plant, cannabidiol (CBD) and cannabigerol (CBG). The first product candidate is EHP-101, our lead candidate, is an oral formulation of a novel synthetic CBD derivative being developed initially for MS and SSc. The second product candidate is EHP-102 is a formulation of a novel synthetic CBG derivative, being developed initially for PD and HD, currently in preclinical development. Other disease applications are also being investigated, with these two current product candidates, as well as with different formulations of these NCEs and other molecules within our NCE portfolio.

The Company acquired certain intellectual property from Emerald Health Biotechnology España, S.L.U. (EHBE), formerly known as VivaCell Biotechnology España S.L. (VivaCell). During the year ended December 31, 2018, EHBE became a wholly owned subsidiary of Emerald Health Research Inc. (EHR) which is a wholly owned subsidiary of Emerald Health Sciences Inc. (EHS). EHS is also the majority stockholder of EHP. EHP has no ownership or voting rights related to EHBE. See Note 7.

The Company is subject to risks common to other life science companies in the development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with FDA and other government regulations. If the Company does not successfully commercialize any product candidates, it will be unable to generate recurring product revenue or achieve profitability.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced losses since inception and has an accumulated deficit of $20,525,174 as of June 30, 2019. The Company has cash outflows from operations. The Company has funded operations with capital raised from an ongoing Tier 2 offering (the Offering) pursuant to Regulation A (Regulation A) under the Securities Act of 1933, as amended (the Securities Act), along with the proceeds from a revolving loan with its majority stockholder. Amounts advanced under the loan and accrued interest are due upon demand. See Note 3.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is undertaking a “best efforts” offering of its common stock to raise additional capital. During the six months ended June 30, 2019, the Company raised $12.7 million under the Offering. See Note 4.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP) and in accordance with the instructions to Form 1-SA and Regulation S-X. As permitted under these rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. The Company has made estimates and judgments affecting the amounts reported in our consolidated financial statements and the accompanying notes. The actual results experienced by the Company may differ materially from our estimates. The financial information is unaudited but reflects all normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results for the six months ended June 30, 2019 are not necessarily indicative of the results expected for the year ended December 31, 2019 or any future periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2018 included in the Company’s Annual Report on Form 1-K filed with the Securities and Exchange Commission (the SEC) on April 23, 2019.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Emerald Health Pharmaceuticals Australia Pty Ltd. (EHP Australia) and Emerald Health Pharmaceuticals, España Sociedad Limitada (EHP España). EHP Australia’s functional currency, the Australian dollar, is also its reporting currency, and its financial statements are translated to U.S. dollars prior to consolidation. EHP España’s functional currency, the Euro, is also its reporting currency, and its financial statements are translated to U.S. dollars prior to consolidation. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

Research and development costs are charged to expense as incurred. Research and development expenses to date consist primarily of contract research fees, contract manufacturing costs, consultant fees, preclinical and clinical studies and study related costs, compensation and related benefits, and non-cash stock-based compensation.

Business Segments

The Company operates within the United States, Europe, and Australia, in one business segment, which is dedicated to research of drug candidates based on patented synthetic new chemical entities (NCEs) derived from non-psychotropic cannabinoid molecules.

Australian Research & Development Tax Incentive

The Company’s subsidiary, EHP Australia, is incorporated in Australia and is eligible to participate in an Australian research and development tax incentive program. As part of this program, EHP Australia is eligible to receive a cash refund from the Australian Taxation Office (ATO) for a percentage (currently 43.5%) of the research and development costs incurred by EHP Australia. The cash refund is available to eligible companies with an annual aggregate revenue of less than $AU20.0 million (Australian Dollars) during the reimbursable period. As of June 30, 2019 and December 31, 2018, the Company’s estimate of the amount of cash refunds it expects to receive for eligible spending as part of this incentive program was $1.2 million and $0.4 million, respectively, which amounts are included in incentive and other tax receivables. In July 2019, the Company received $0.4 million as a cash refund from the ATO for eligible spending incurred during the year ended December 31, 2018.

In addition, EHP Australia incurs Goods and Services Tax (GST) on services provided by Australian vendors. As an Australian entity, EHP Australia is entitled to a refund of the GST paid. The Company’s estimate of the amount of cash refund it expects to receive related to GST incurred as of June 30, 2019 and December 31, 2018, was $77,357 and $26,041, respectively, which amounts are included in incentive and other tax receivables.

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. See Note 5.

Net Loss per Share

The Company computes basic net loss per common share by dividing the applicable net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus additional shares to account for the dilutive effect of potential future issuances of common stock relating to stock options and other potentially dilutive securities using the treasury stock method. For the six months ended June 30, 2019 and June 30, 2018, 2,060,000 and 295,000 options, respectively, were excluded from the computation of diluted earnings per share, as the effect would be anti-dilutive.

Comprehensive Loss

Comprehensive loss includes foreign currency translation adjustments related to the Company’s subsidiaries in Australia and Spain.

Significant Accounting Policies

There have been no changes to the significant accounting policies that were described in Note 2 to the 2018 Audited Financial Statements during the first six months of fiscal year 2019.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU No. 2014-09), which amends the existing accounting standards for revenue recognition. ASU No. 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled when products are transferred to customers. ASU No. 2014-09 became effective for the Company beginning January 1, 2019. The Company adopted ASU No. 2014-09 using the full retrospective approach, which did not have an impact on the Company’s financial position or results of operations, as the Company is pre-commercial and has not generated any material revenue to date.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees that are currently covered under Accounting Standards Codification (ASC) 505-50, Equity-Based Payments to Non-employees. ASU No. 2018-07 became effective for the Company beginning January 1, 2019. As a result of the adoption, the Company no longer records a mark-to-market adjustment at each reporting period for share-based payment transactions for acquiring goods and services from non-employees, which had an immaterial impact on its financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU No. 2016-02), which changes the presentation of assets and liabilities relating to leases. The core principle of ASU No. 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. ASU No. 2016-02 will be effective for the Company beginning January 1, 2020. The Company is currently evaluating the impact of this new standard on its financial statements.

3. Related Party Transactions

Related Party Loan and Beneficial Conversion Feature

Since inception, the Company has received advances from EHS to fund its operations. In September 2017, the Company and EHS entered a revolving loan agreement (Related Party Loan), which was amended in January 2018. Borrowings under the loan, which EHP may draw down from time to time in one or more advances, will be evidenced by a demand grid promissory note (the Note). The Note will be revised to reflect the aggregate principal amount of the loan outstanding as of the date of each advance or repayment. The loan may be repaid by the Company or converted by EHS into shares of EHP at $2.00 per share or at a price to be equally agreed to between EHS and the Company (Conversion Feature). The loan bears interest at 12% per annum, calculated semi-annually in advance. The Note is payable upon demand and has no expiration date. As of June 30, 2019 and December 31, 2018, $6,750,701 and $9,576,321, respectively, of principal, and $311,044 and $700,647, respectively, of accrued interest is due to EHS under the Related Party Loan.

In April 2019, the Company received written notice of demand (Notice) from EHS for payment of all accrued interest on the Related Party Loan as of March 31, 2019, which resulted in a cash payment of $1,044,901 to EHS. Also in April 2019, the Company received a second Notice from EHS that called for the following, upon qualification by the SEC of the Company’s Form 1-A Post-Qualification Offering Circular Amendment: (1) repayment of $2,000,000 of the unpaid principal balance under the loan, and (2) the conversion of an additional $2,500,000 of the unpaid principal balance under the loan at a conversion price of $2.00 per share. The Company’s Form 1-A Post-Qualification Offering Circular Amendment was qualified by the SEC on June 7, 2019 and the repayment of the $2,000,000 of unpaid principal was transacted as a cashless discharge and offset between the Related Party Loan and the Related Party Note Receivable (as defined below). Concurrently, 1,250,000 shares of EHP common stock were issued to EHS at a conversion price of $2.00 per share, further reducing the principal balance of the Related Party Loan by $2,500,000.

The Conversion Feature of the loan agreement is not considered an embedded derivative under FASB Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging, since there are no provisions for net settlement nor is there a means for EHS to receive an asset that puts EHS in a position not substantially different from net settlement. The Company recorded a debt discount on the Related Party Loan of $1.4 million related to the beneficial conversion feature on advances under the loan during the six months ended June 30, 2019. Subsequent to the recognition of the discount, due to the on-demand nature of the loan, the Company recognized $1.4 million in accretion of the discount which is included in related party interest expense.

Related Party Note Receivable

In May 2019, the Company’s Board of Directors authorized a funding arrangement with EHS (Related Party Note Receivable) whereby EHP may advance funds to EHS in the form of short term notes, up to an aggregate principal amount of $6,000,000 under a Promissory Note between EHS and EHP (the Promissory Note). Advances under the Promissory Note are due for repayment with accrued and unpaid interest on or before the date that is three months from the date of the advance. Advances bear interest at 12% per annum calculated semi-annually and computed on the basis of 360 calendar days. During the six months ended June 30, 2019, a total of $5,000,000 was advanced, offset by a $2,000,000 cashless discharge of unpaid principal on the Related Party Loan. As of June 30, 2019, the balance of the Related Party Note Receivable is $3,000,000, which is classified as equity, and accrued interest is $40,933, which is recorded as a related party receivable under other current assets. See Note 8.

On August 21, 2019, EHP and EHS extended the Related Party Note Receivable to include a repayment date of September 20, 2019, and on September 20, 2019, EHP and EHS extended the Related Party Note Receivable to include a repayment date of November 30, 2019.

Related Party Allocations and Independent Contractor Agreement

In June 2019, the Company entered into an Independent Contractor Agreement (the Independent Contractor Agreement) effective April 1, 2019, with Emerald Health Sciences, pursuant to which Emerald Health Sciences agreed to provide such services as are mutually agreed between the Company and Emerald Health Sciences, including reimbursements for reasonable expenses incurred in the performance of the Independent Contractor Agreement. These services may include, but are not limited to, corporate advisory services and technical expertise in the areas of business development, marketing, investor relations, information technology and product development. The Independent Contractor Agreement has an initial term of ten years and specifies compensation which is agreed upon between the Company’s Chief Executive Officer and Emerald Health Sciences’ Chief Executive Officer. The fee due under this agreement is payable on a monthly basis; however, if the Company is unable to make payments due to insufficient funds, then interest on the outstanding balance will accrued at a rate of 12% per annum, calculated semi-annually. As of June 30, 2019, accrued expenses include $105,000 due and payable to EHS under this agreement, which is included within related party liabilities. See Note 8.

During the six months ended June 30, 2019 and June 30, 2018, the Company recorded expenses totaling $175,530 and $6,000, respectively, for allocation of certain general and administrative and research and development costs incurred by EHS on behalf of the Company.

Subsidiary Agreements

In April 2018, the Company’s subsidiary, EHP Australia, executed three operating agreements – a Service Agreement, a Funding Agreement, and an IP License Agreement.

Under the Service Agreement, EHP Australia will provide research and development services for the Company for a fee of 5% of net costs. Additionally, if product commercialization occurs the Company will pay EHP Australia a fee of 5% of net sales. The Services agreement may be terminated at any time by either party.

Under the Funding Agreement, EHP Australia may borrow from the Company up to $AU5,000,000, in one or more advances, which will be evidenced by a drawdown notice. The loan bears interest at a rate quoted by the Reserve Bank of Australia, which was 6.5% per annum as of December 31, 2018. This rate decreased to 3.76% as of January 1, 2019. The loan expires on April 5, 2020. As of June 30, 2019, the outstanding unpaid principal balance of loan was approximately $AU3.4 million, which amount is eliminated in consolidation.

Pursuant to the IP License Agreement, the Company granted to EHP Australia a non-transferable license to use certain specified intellectual property of the Company. EHP Australia will pay the Company an annual license fee of 5% of net sales, billed quarterly. The IP License may be terminated at any time by either party.

4. Common Stock

On March 2, 2017, the Company issued 9,000,000 shares of common stock at $0.0001 per share to EHS for proceeds of $900. An additional 1,000,000 shares were issued to the founders of the Company for total proceeds of $100. The shares issued to founders vested 25% on the date of issuance and vest 25% annually thereafter until fully vested. Until the shares of common stock vest, the founders may not sell or transfer the unvested shares of common stock. In the event of the voluntary or involuntary termination of any of the founders, as an employee or director of the Company for any reason, the Company shall have the option to repurchase all or any portion of the shares of common stock for the same consideration which was originally paid by the founders. In October 2018, the Company exercised its option to repurchase 75,000 unvested shares from a founding member, which are currently held by the Company as treasury stock.

In January 2018, the Company filed a Certificate of Amendment of the Certificate of Incorporation which increased the number of authorized shares that the Company can issue from 20,000,000 to 100,000,000 shares of common stock with a par value of $0.0001 per share.

The Company’s initial Offering Statement on Form 1-A was qualified by the SEC in March 2018 and its Form 1-A Post-Qualification Offering Circular Amendment was qualified by the SEC on June 7, 2019. In March 2019, the Company sold 2,539,836 shares of common stock under the Offering, for gross proceeds of $12.7 million.

In June 2019, the Company issued 1,250,000 additional shares of common stock to EHS in accordance with a written notice received from EHS in April 2019, for the conversion of $2,500,000 of the unpaid principal balance under the Related Party Loan at a conversion price of $2.00 per share. See Note 3.

In June 2019, the Company entered into a Broker-Dealer Agreement with Dalmore Group, LLC (Dalmore), a broker-dealer registered with the SEC and a member of FINRA, to perform administrative, compliance and placement agent related functions in connection with the Offering. The Company has agreed to pay Dalmore a 1.0% commission on the sale of common stock under the Offering, commencing with sales following regulatory approval by FINRA, which occurred on July 25, 2019. In addition, the Company paid Dalmore $28,000 in one-time set up fees, consisting of a $20,000 agreement fee and $8,000 for fees paid to FINRA.

In July 2019, the Company entered into an Escrow Services Agreement with Prime Trust, LLC. Under this agreement, the proceeds received from the Offering are deposited into an escrow account prior to distribution to the Company.

During 2019, the Company has also sold 65,700 shares of common stock for gross proceeds of $328,500 in an exempt offshore offering under Regulation S under the Securities Act.

5. Equity Incentive Plan

In January 2018, the Company adopted the 2018 Equity Incentive Plan, which was amended on December 13, 2018 (the Plan). There are 2,200,000 shares of common stock reserved for issuance under the Plan. The Plan provides incentives to eligible employees, consultants, officers, and directors in the form of incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other rights or benefits. Recipients of stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is ten years. Vesting schedules are determined by the Board of Directors. As of June 30, 2019, there were 140,000 shares available to grant under the Plan.

The following table summarizes stock-based compensation expense related to stock options granted to employees and nonemployees included in the condensed consolidated statements of operations as follows:

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Research and development	$109,446	$1,220
General and administrative	946,843	29,748
Total	$1,056,289	$30,968

There were no stock options granted during the six months ended June 30, 2019 and 295,000 stock options were granted during the six months ended June 30, 2018. As of June 30, 2019, unrecognized stock-based compensation expense for employee and non-employee stock options was approximately $2.1 million, which the Company expects to recognize over a weighted-average remaining period of 1.7 years, assuming all unvested options become fully vested.

The Company uses a Black-Scholes option-pricing model to value the Company’s option awards. Using this option-pricing model, the fair value of each employee and non-employee award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period. In general, the option awards vest partially upfront and then pro-rata annually thereafter. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method” permitted by Staff Accounting Bulletin Number 107 and 110 (the midpoint between the term of the agreement and the weighted average vesting term). The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the periods indicated:

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Expected term (in years)	-	6.0
Stock price volatility	-	90%
Risk-free interest rate	-	2.53%
Dividend yield	-	0%

6. Commitments and Contingencies

Effective May 1, 2018, the Company entered into a two-year non-cancelable building lease for its corporate headquarters in San Diego, California. Under the lease, the Company currently pays a base rent of $8,349 per month. The Company paid a security deposit in the amount of $16,698 and the first month’s base rent in April 2018.

Future minimum payments under the non-cancelable operating lease as of June 30, 2019 were as follows:

2019	$50,094
2020	33,396
$83,490

In July 2019, the Company entered into an amendment to its existing building lease, effective August 15, 2019. The amendment expands the leased premises and extends the term of the original lease through August 31, 2022. Under the lease, the Company will pay a combined base rent of $14,768 per month through July 31, 2019, after which time the base rent will increase to $20,054 per month through April 30, 2020, after which time the base rent will increase to $20,624 per month through August 31, 2020, after which time the base rent will increase to $21,238 per month through August 31, 2021, after which time the base rent will increase to $21,852 per month through August 31, 2022. The Company paid an additional security deposit in the amount of $24,805 for the expanded premises in August 2019.

In June 2019, EHS entered into a three-year non-cancelable building lease agreement under which EHP has guaranteed the lease obligations.

7. Intellectual Property Transfer and Research Agreements

In June 2017, upon the execution of the Intellectual Property Transfer Agreement (IPTA), EHP paid EHBE approximately $112,000 for the purchase of three United States patents, two Japanese patents, one European patent and fourteen pending patent applications covering two series of molecules containing derivatives of CBD and CBG. Future payments of up to 2.7 million Euro (approximately $3.1 million, based upon the exchange rate at June 30, 2019) per product are due upon completion of certain development milestones. As further consideration, the Company will pay EHBE a 2.5% royalty on all net revenues of any drug developed from the transferred compounds.

The IPTA is an asset acquisition under FASB ASC Topic 805, Business Combinations, as the intellectual property purchased from EHBE was determined by the Company to be a group of similar identifiable assets. Since the purchase consideration represents in-process research and development with no alternative future use the entire upfront payment was expensed to research and development expense in accordance with FASB ASC Topic 730, Research and Development.

Concurrent with the execution of the IPTA, the Company signed a Research Agreement with EHBE for an initial term of 5 years. Under the terms of the Research Agreement, EHBE is providing research services under the Company’s direction for consideration of cost plus a standard mark-up. Thereafter, the agreement will renew for successive one-year terms and may be terminated by either party on the expiration of the original term or any renewal term by delivering written notice at least 90 days prior to expiration. During the six months ended June 30, 2019 and June 30, 2018, the Company recorded $93,833 and $273,524, respectively in research and development expense for services performed by EHBE. As of June 30, 2019 and December 31, 2018, $48,680 and $26,502, respectively, is included in accounts payable for amounts due to EHBE.

The Company performed a qualitative analysis to determine whether a variable interest in another entity represents a controlling financial interest in a variable interest entity. A controlling financial interest in a variable interest entity is characterized by having both the power to direct the most significant activities of the entity and the obligation to absorb losses or the right to receive benefits of the entity. Since EHP does not have voting control or other forms of control over the operations and decision making at EHBE, the Company determined that it does not have a variable interest in EHBE. This guidance requires on-going reassessments of variable interests based on changes in facts and circumstances. The Company continues to assess its variable interests and has determined that no significant changes have occurred as of September 30, 2019.

8. Balance Sheet Details

Other current assets consisted of the following:

	June 30, 2019	December 31, 2018
Prepaid contracts and expenses	$296,101	$248,602
Related party receivables	67,522	-
Other	189,669	43,609
Total	$553,292	$292,211

Property and equipment consisted of the following:

	June 30, 2019	December 31, 2018
Furniture and fixtures	$57,195	$57,195
Office equipment	19,480	19,480
Leasehold improvements	20,638	20,638
Property and equipment, gross	97,313	97,313
Accumulated depreciation	(30,583)	(16,310)
Property and equipment, net	$66,730	$81,003

Depreciation expense for the six months ended June 30, 2019 was $14,273.

Accrued expenses are comprised of the following:

	June 30, 2019	December 31, 2018
Research and development liabilities	$341,638	$269,329
Clinical trial related liabilities	433,114	323,796
Accrued payroll liabilities	466,242	362,485
Related party liabilities	164,720	-
Other liabilities	76,201	34,663
Total	$1,481,915	$990,273

9. Defined Contribution Plan

Effective January 1, 2018, the Company adopted a defined contribution savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is for the benefit of all qualifying employees and permits voluntary contributions by employees up to 100% of eligible compensation, subject to the Internal Revenue Service imposed maximum limits. The terms of the plan allow for discretionary employer contributions. The Company currently does not match employees’ contributions.

10. Subsequent Events

As of September 26, 2019, the Company has sold 509,273 additional shares of common stock at $6.00 per share under its Offering pursuant to Regulation A, for gross proceeds of approximately $3.1 million. The Company is obligated to pay commissions of approximately $17,800 related to the sale of common stock under the Broker-Dealer Agreement with Dalmore.

Item 4. Exhibits

Exhibit No.	Description

2.1#	Certificate of Incorporation of Emerald Health Pharmaceuticals Inc.

2.2#	Certificate of Amendment of the Certificate of Incorporation of Emerald Health Pharmaceuticals Inc.

2.3#	Bylaws of Emerald Health Pharmaceuticals Inc.

3.1+	Loan Agreement dated September 1, 2017 between the Company and Emerald Health Sciences Inc.

3.2+	Amendment Agreement dated January 26, 2018 between the Company and Emerald Health Sciences Inc.

4.1++	Form of Subscription Agreement

6.1+‡	Intellectual Property Transfer Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.

6.2+‡	Collaborative Research Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.

6.3+	Consulting Agreement dated June 15, 2017, between the Company and University of Cordoba, Eduardo Muñoz Blanco

6.4+	Form of Indemnification Agreement for officers and directors

6.5++	2018 Equity Incentive Plan of the Company (as Amended and Restated)

6.6+++	Promissory Note dated May 21, 2019, between the Company and Emerald Health Sciences Inc.

6.7†	Independent Contractor Agreement dated April 1, 2019, between the Company and Emerald Health Sciences Inc.

6.8†	Broker-Dealer Agreement dated June 20, 2019, between the Company and the Dalmore Group LLC

6.9†	Form of Executive Employment Agreement

†	Filed herewith.

#	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on January 29, 2018, as amended, and incorporated herein by reference.

+	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 5, 2018, and incorporated herein by reference.

++	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 29, 2019, as amended, and incorporated herein by reference.

+++	Filed as an exhibit to the Emerald Health Pharmaceuticals Inc. Regulation A Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on May 30, 2019, as amended, and incorporated herein by reference.

‡	Portions of this exhibit containing confidential information have been omitted pursuant to a request for confidential treatment filed with the SEC pursuant to Rule 406 under the Securities Act. Confidential information has been omitted from the exhibit in places marked “[*****]” and has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Pharmaceuticals Inc.

By:	/s/ James M. DeMesa
Name: James M. DeMesa, M.D.
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ James M. DeMesa	Date: September 30, 2019
Name: James M. DeMesa, M.D. Title: Chief Executive Officer (Principal Executive Officer)

/s/ Lisa Sanford	Date: September 30, 2019
Name: Lisa Sanford Title: Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)